SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 16, 2009

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London

EC1Y 1AX United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London

EC1Y 1AX United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒                     40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Inmarsat signs new $500 million senior credit facility

London, UK: 16 July 2009. Inmarsat plc (LSE: ISAT) today announced that it has signed a new $500 million forward starting senior credit facility. The new facility will mature in May 2012 and will replace Inmarsat’s existing senior credit facility which matures in May 2010. The new facility was provided to Inmarsat by a group of 12 banks.

Contact:

Inmarsat plc

Simon Ailes

Tel: +44 (0)20 7728 1518

simon_ailes@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: July 16, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: July 16, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer